FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2025

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Material Information that Banco de Chile placed certain bonds in the local market.

Santiago, September 5, 2025

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Of our consideration:

Pursuant to Articles 9 and 10 of Law No. 18,045, Chapter No. 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission (“CMF”) and General Rule (“NCG”) No. 30 of the CMF, as amended by NCG No. 486 of the CMF, duly authorized for this purpose, I inform you the following as Material Information regarding this institution:

Today, September 5, 2025, the placement in the local market of three senior, dematerialized and bearer bonds issued by Banco de Chile was carried out.

The specific conditions of this placement were the following:

●	Serie GA Bonds, registered in the CMF’s Securities Registry under number 11/2022, for a total amount of Chilean UF (CLF) 1,000,000, with a maturity date of May 1, 2034, and an average placement rate of 3.05%.

●	Serie GD Bonds, registered in the CMF’s Securities Registry under number 11/2022, for a total amount of Chilean UF (CLF) 4,000,000, with a maturity date of January 1, 2035, and an average placement rate of 3.09%.

●	Serie HI Bonds, registered in the CMF’s Securities Registry, with registration number 20240002 dated April 5, 2024, for a total amount of Chilean UF (CLF) 5,000,000, with a maturity date of June 1, 2037, and an average placement rate of 3.13%.

Sincerely,

Alfredo Villegas Montes

General Counsel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2025

Banco de Chile

/s/ Alfredo Villegas Montes
By:	Alfredo Villegas Montes
General Counsel

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